

December 12, 2012

Via E-mail
Mr. Daniel J. Cancelmi
Chief Financial Officer
Tenet Healthcare Corporation
1445 Ross Avenue, Suite 1400
Dallas, TX 75202

Re: **Tenet Healthcare Corporation**
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Form 10-Q for the Quarterly Period Ended September 30, 2012
Filed November 7, 2012
File No. 001-07293

Dear Mr. Cancelmi:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may have additional comments and/or request that you amend your filings.

Form 10-K for the Fiscal Year Ended December 31, 2011
Item 14. Principal Accounting Fees and Services

1. Refer to your disclosure on page 28 of Schedule 14A Information filed March 30, 2012 and incorporated herein by reference that the company incurred approximately $823 thousand in other fees that consisted of advisory services related to the development and preparation of training materials, training on the use of an analytical tool, and advisory services related to financial statement preparation. Please provide us your analysis supporting that the advisory services related to financial statement preparation did not include any of the services described in Rule 2.01(c)(4)(i)and (ii) of Regulation S-X.

<u>Form 10-Q for the quarterly period ended September 30, 2012</u>
<u>Note 3. Discontinued Operations, page 8</u>

2. You sold your Creighton University Medical Center hospital on August 31, 2012 for $40 million. As a result, you recognized a $98 million impairment for the write-down of long-lived assets to their estimated fair values in the quarter ended June 30, 2012. Explain to us why the sale resulted in such a large loss and why impairment was not required prior to the quarter ended June 30, 2012. Tell us when the hospital was acquired, the gross book value, what estimated useful life was being used for depreciation, the amount of depreciation expense recognized for 2010, 2011, 2012 and accumulated through August 31, 2012, and why you believe the amount of depreciation expense recognized complied with GAAP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to these filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3679

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant